Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	PGF - TSX PGH - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION CONFIRMS PIPELINE LEAK AT JUDY CREEK FIELD

(Calgary, December 17, 2011) /Marketwire/ - On December 15, 2011, Pengrowth Energy Corporation became aware of a leak on one of its wellsite pipelines in a remote location at its Judy Creek field that resulted in a subsequent release of approximately 1,900 m3 of fluid, primarily water with minor amounts of oil, around the leak area. The leak has been contained and cleanup efforts are underway.

Pengrowth staff responding to the leak immediately initiated a shutdown of the line and procedures to mitigate any impact from the leak on property and the environment. The cause of the fluid leak is under investigation at this time but we do not believe there are any immediate adverse impacts to our employees or contractors, the public, or wildlife in the surrounding area.

The leak is not expected to have any impacts on production in the Judy Creek field.

Pengrowth is working closely with all of the regulatory, safety and health authorities to ensure timely clean-up of the resulting leak.

Pengrowth will continue to monitor the situation and will provide updates by way of a news release or postings on our website as necessary.

Media Contact for Information:

Wassem Khalil

Manager Investor Relations

and Corporate Communications

403-213-3764

wassem.khalil@pengrowth.com

PENGROWTH ENERGY CORPORATION

Derek W. Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111